Ms Stephanie Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
United States of America

9 March 2012

Dear Ms Hunsaker
Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2010
Filed 13 May 2011
File number: 001-15246

We have set out in the appendix to this letter our responses to the comments raised by the Staff during the telephone conversation between the Group and the Staff on 29 February 2012. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

Sue Harris
Finance Director, Group Finance
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

To facilitate the Staff’s review, we have included in bold face text below the comments raised by the Staff during the conversation between the Group and the Staff on 29 February 2012. Our response follows each comment.

Comment 1

Lloyds Banking Group responds to the interim report from the Independent Commission on Banking, page 10

In future filings, please expand your disclosure to include the second paragraph of your response to prior comment one from our letter dated 13 October 2011.

The Company confirms that it will include the second paragraph from its response to comment one of the SEC’s comment letter dated 13 October 2011, or a substantially similar disclosure, in its 2011 Form 20-F. The relevant sentences are shown underlined below within the proposed disclosure for ease of identification:

REGULATION
The ICB specifically recommended in relation to the Group’s EU mandated branch disposal (Project Verde) that, to create a strong challenger in the UK banking market, the entity which results from the divestiture should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Company’s divestiture by 2015. The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestiture by the Group. As at December 2011, Project Verde incorporated 632 branches and 5.2 million customers with a personal current account market share in the UK of approximately 4.6 per cent. A negotiation process is ongoing in relation to the sale of the business. Total customer assets made available for sale amounted to £68.4 billion and total customer liabilities made available for transfer amounted to £31.6 billion.  However, subject to certain conditions, buyers can reduce the amount of mortgage lending that they acquire from the Company.

In addition, the Company reconfirms that it will make the following, or substantially similar, disclosure in its 2011 Form 20-F in relation to the impact of the Independent Commission on Banking on Project Verde, as set out in its response to comment 1 from the SEC’s letter dated 31 January 2012:

PRINCIPAL RISKS
Independent Commission on Banking

The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition. The ICB published its final report on 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV. The Report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching solution by September 2013, and improving transparency. The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group’s EC mandated branch disposal (Project Verde), that, to create a strong challenger in the UK banking market, the entity which results from the divestment should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers. The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if ‘a strong and effective challenger’ has not resulted from the Company’s divestment by 2015. The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a ‘substantially enhanced’ divestment by the Group.

The Government published its response to the ICB recommendations on 19 December 2011. The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor. In relation to the Group’s announcement that it was to pursue exclusive negotiations with the Co-operative Group, the Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with the
Co-operative Group’s existing share to create a competitor with approximately 7-8 per cent. The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

Comment 2

Retail, page 33

In future filings, please expand your disclosure in response to prior comment three from our letter dated 26 August 2011 and prior comment two from our letter dated 31 January 2012 to provide further information on the use made by you of credit scorecards as part of the Group’s credit processes.

The Group will expand its proposed disclosure in response to prior comment three from the SEC’s letter dated 26 August 2011 and prior comment two from the SEC’s letter dated 31 January 2012 to give further information on the use made by the Group of credit scorecards as part of its credit processes. The Company proposes to include the following, or substantially similar, disclosure in its 2011 Form 20-F; the additional information on the use of credit scorecards is shown underlined below for ease of identification:

The Group uses a variety of lending criteria within Retail when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant’s previous credit history using information held by credit reference agencies (CRA). The Group also assesses the affordability of the borrowings to the borrower under stressed scenarios including increased interest rates. In addition, the Group has in place quantitative limits such as product maximum limits, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are hard limits above which the Group will reject the application. The Group also has certain criteria that are applicable to specific products such as for applications for a mortgage on a property that is to be let by the applicant.

The Group’s lending practices within Retail have changed since 2009 in several ways: the Group has lowered its maximum loan-to-value thresholds, which have been reduced across all mortgage product types; the Group has withdrawn from ‘specialist’ secured lending since early 2009 (self certificated and sub-prime lending) and increased credit scorecard cut-offs for both secured and unsecured lending; the Group has tightened its assessments and the maximum limit for affordability of borrowings for both secured and unsecured lending. In addition, the number of properties permitted in buy-to-let portfolios has been reduced.

For UK mortgages, the Group’s policy is to reject all standard applications with a loan-to-value (‘LTV’) greater than 90 per cent. For mainstream mortgages the Group has maximum % LTV limits which depend upon the loan size. These limits are currently:

Loan size		Maximum LTV
From	To
£1	£750,000	90% LTV
£750,001	£1,000,000	85% LTV
£1,000,001	£2,000,000	80% LTV
£2,000,001	£5,000,000	70% LTV

For mainstream mortgages greater than £5,000,000 the maximum LTV is 50 per cent. Buy-to-let mortgages are limited to a maximum of £1,000,000 and 75 per cent LTV. All mortgage applications above £500,000 are subject to manual underwriting.

The Group’s approach to underwriting applications for unsecured products in Retail takes into account the total unsecured debt held by a customer and their affordability. The Group rejects any application for an unsecured product where a customer is registered as bankrupt or insolvent, or has a County Court Judgment registered at a CRA used by the Group. In addition, for credit cards the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA; or revolving debt-to-income ratio greater than 75 per cent; or total unsecured debt-to-income ratio greater than 100 per cent. For unsecured personal loan applications, the Group rejects any applicant with total unsecured debt greater than £50,000 registered at the CRA. Rules around refinancing of debt have also been made more stringent since 2009 as a result of the application of rules relating to the total unsecured debt held by a customer and the Group’s approach in assessing affordability. This has resulted in fewer customers being eligible to refinance unsecured debt.

The Group uses credit scorecards for decision making, both at an application stage and throughout the credit lifecycle. The scorecards are developed in-house using a variety of data sources. These sources include the customer’s application for credit (for example, number of dependants, address and loan term); data held internally by the Group (for example, other account holdings and the performance of these other accounts); public information (for example, electoral roll data and County Court Judgments, bankruptcies); and CRA data (for example, performance of credit lines with other lenders and applications for credit to other lenders). The selection of data characteristics and the weightings associated with the characteristics are determined by the Group in accordance with industry-recognised standards for scorecard development. Scorecards are approved and monitored in accordance with Group Model Governance policies.

The Group has developed over 60 scorecards, which are currently in use, based on product and customer segment. The scorecard cut-offs are determined based on the inherent risk of the product / segment, the product pricing and the Group’s appetite for the risk of the product / customer segment for which the scorecard has been developed; no direct comparison can be made against scorecards developed by other lenders or external providers.

The United Kingdom has a number of credit reference agencies which, as well as providing lenders with data, have also developed commercially-available credit scores to lenders and consumers. However, unlike the US, there is no dominant provider of credit scores and significantly less consumer awareness of these scores. The Group does not base its lending decisions on these commercially-available scores and instead uses the scorecards developed in-house, as detailed above.

Comment 3

Intensive care of customers in difficulty, page 66

In future filings, please expand your disclosure in response to prior comment five from our letter dated 26 August 2011 and prior comment three from our letter dated 31 January 2012 to specify that the loans included within Income Support for Mortgage Interest, Homeowner Mortgages Support Scheme and Breathing Space may be impaired and to include a description of how.

The Group will expand its future disclosure to explain how loans benefiting from Income Support for Mortgage Interest and Homeowner Mortgages Support Scheme may become impaired. 'Breathing Space' refers to the situation where local authorities offer financial support directly to home owners who are facing repossession, an agreement which the Company is not party to, and as the Company is not aware of which customers are in receipt of this benefit the loans will be regarded as impaired using the Group’s normal criteria. The Company proposes to include the following, or substantially similar, disclosure in its 2011 Form 20-F:

The Group assesses whether a loan benefitting from a UK Government sponsored programme is impaired using the same accounting policies and practices as it does for loans not benefitting from such a programme. There is no direct impact on the impairment status of a loan benefitting from the Mortgage Rescue Scheme, as this involves the purchase, and eventual sale, of the property. The loans included within the Income Support for Mortgage Interest scheme and the Homeowner Mortgage Support Scheme may be impaired, in accordance with the normal definition of impairment. An Income Support for Mortgage Interest customer's account may become impaired if it was already in arrears prior to receipt of the benefit or if the benefit did not cover the monthly payment due.  For Homeowner Mortgage Support Scheme, a customer must pay at least 30 per cent of the interest only payment and any difference between the payment received and the full monthly amount due will be classified as arrears, which over time may result in the account becoming impaired.

Comment 4

Note 2 – Accounting Policies, page F-12
(A) Consolidation, page F-12
(1) Subsidiaries, page F-12

We have read your response to prior comment 21 from our letter dated 26 August 2011 and your response to prior comment 9 from our letter dated 31 January 2012. Please provide greater detail on the basis for determining whether an OEIC should be consolidated.

Background
An Open Ended Investment Company (OEIC) is a type of collective investment vehicle. OEICs are regulated in accordance with the OEIC Regulations 2001 (the Regulations), and the Collective Investment Schemes Source Book (COLL) that is published and maintained by the Financial Services Authority (FSA).

Legal structure
An OEIC’s legal structure includes an Authorised Corporate Director (ACD), a corporate body authorised by the FSA, which assumes control of the board and is responsible for the management and operation of the OEIC. One of the ACD’s responsibilities is to provide or procure the provision of investment management services. The ACD may delegate this duty and appoint an investment advisor to provide investment management services.

In carrying out its responsibilities, the ACD must comply with the Instrument of Incorporation of the OEIC, its prospectus, the Regulations and the COLL requirements. This places certain constraints on the ACD’s control of the OEIC, although the ACD (or its appointed investment advisor) does have the ability to select investments subject to the restrictions placed on it (for example, it may only invest in a specific type of security issued in a specific geographical region). The ACD has no power to change the investment objectives without obtaining approval from shareholders, as set out in COLL.

A third party depositary is also appointed by the ACD at the inception of the OEIC. The depositary is responsible for the safekeeping of all of the property of the OEIC and has a duty to take reasonable care to ensure that an OEIC is managed in accordance with the provisions of the FSA rules. The depositary must inform the FSA immediately if it believes the investment objective or FSA rules have been breached.

The role of the ACD
The ACD is responsible for managing and administering the OEIC’s affairs in compliance with FSA rules, including:
•	making decisions as to the constituents of the OEICs property according to the investment objectives and policy of the OEIC;
•	instructing the depositary;
•	pricing the OEIC’s units accurately; and
•	ensuring that the OEIC complies with the Regulations and COLL.

Capital structure
A key feature of OEICs is that they have variable capital; shares are created and redeemed on a daily basis, as investors choose to buy or sell units in a fund. The fund is a counterparty to all transactions; there is no secondary market and the fund is obligated to transact in accordance with the rules set out by the FSA.

Commonly an OEIC will act as an 'umbrella' scheme, through which it holds various sub-funds, with each having distinct investment objectives. The sub-funds are not separate legal entities in their own right, but are, nevertheless, required to operate independently with separate financial records (including income statement and balance sheet). The OEIC issues a different class of share for each sub-fund and, although technically the investors are purchasing shares in the OEIC, they are effectively investing directly into only one of the OEIC’s sub-funds. As a result, an investor only “owns” a stake in the particular sub-fund in which it has invested through the purchase of a particular class of share. A shareholder's ownership in the umbrella OEIC is therefore driven by both (i) the size of the shareholder’s investment in the sub-fund; and (ii) the relative size and performance of the specific sub-fund in which they have invested compared to the other sub-funds in the OEIC. It should also be noted that the ACD has the power to create additional sub-funds which would reduce an investor’s percentage share in the overall OEIC.

Whilst each investor will have details of their own shareholding in a sub-fund of an OEIC, given that the OEIC has variable capital, the investor will not know at any point in time what proportion of the overall OEIC it owns and therefore whether it has a majority interest in the OEIC. This position can change on a daily basis.

Pre-emptive rights
Shareholders in OEICs are not protected by pre-emptive rights. OEICs, by their nature, are open-ended and significant investment can be made by any party purchasing new shares at the current market value without the need to consult with the existing shareholders. Therefore, holding a majority of the voting rights can be transitory and it is not within the control of the investor to protect its majority position.

The absence of pre-emptive rights is consistent with the nature of OEICs to allow investors to buy and sell exposure to the investment objectives of the OEIC. Therefore, where new investments are made, although an investor’s percentage ownership in the OEIC reduces, the value of its investment remains unchanged.

This is a key difference compared with ordinary limited companies. Limited companies have pre-emptive rights to protect both existing minority and majority shareholders against dilution of their interest in the company.

Removal of Authorised Corporate Director
Kick-out rights to remove an ACD are governed by the FSA rules and the specific contractual agreement between the OEIC and the ACD. Kick-out rights can have extended notice periods (it is not unusual for notice periods to be three years) that protect the ACD from removal without cause. The FSA must be notified of and approve the termination of the ACD, and all practical steps must be taken to ensure that the OEIC is not left without an ACD. Actions to remove an ACD are governed by the Regulations, COLL and the specific instruments which established the OEIC and, depending on the circumstances, could be initiated by the ACD, the depositary or the shareholders.

Notwithstanding that kick-out rights exist, the investment objectives of an OEIC cannot be changed without FSA approval and hence cannot simply be voted through unchallenged by shareholders.

Relevance of shareholding
OEICs operate within a narrow remit by following the investment objectives that is set up by the parties involved in the creation of the OEIC and that was set out in the OEIC’s prospectus.

Investors place funds with an OEIC on the basis of the investment objectives of the OEIC and with the knowledge that it is extremely difficult for the objectives to be changed or for the ACD to be removed. It is recognised that the purpose of the OEIC is to generate income and/or capital returns through the management of its assets and that shareholders do not have the power to control investment decisions. In practice, investors who are no longer satisfied with their investment in an OEIC will redeem their shares and move to an alternative provider. It is highly unusual for an investor to use its shareholding to try to propose changes to the investment objectives of the OEIC or to propose a change in the ACD.

The Group’s use of OEICs
OEICs are one of the investment vehicles used by the Group for customer offerings. In the case of OEICs managed by the Group, the ACD is a wholly-owned subsidiary company that forms part of the Group. This allows the Group to establish sub-funds that have investment aims that meet customer propositions, often for the Group's life insurance business. The insurance business will invest in OEICs to match policyholder liabilities and to provide 'seeding' to new funds; these funds are consolidated until such time as the Group’s interest is less than 50 per cent.

The insurance business will also invest in externally managed funds if, for example, internally managed OEICs do not provide access to the most appropriate investments for its customers.

Ability to determine level of ownership
In order to determine an individual shareholder’s ownership interest in an OEIC it is necessary to know the size of every sub-fund within an OEIC and that shareholder’s ownership in each of those sub-funds. As noted above the size of each sub-fund can change on a daily basis, as its shares are not traded on a secondary market with their price being determined not by supply and demand, but through the cancellation and issuance of shares at a price (related to net asset value) determined by FSA rules. It is not practical for the level of ownership to be determined by any party other than the ACD. This does not create a commercial problem as, as noted above, investors are investing in OEICs only to obtain exposure to the investment objectives of the OEIC.

Accounting framework
IAS 27 sets out the requirements for the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent. The standard defines a subsidiary as an entity that is controlled by another entity (known as the parent) and defines control as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

SIC 12 provides additional guidance for entities that are created to accomplish a narrow and well-defined objective and provides further examples of when control may exist for these entities. It also introduces the concept of an entity having the rights to obtain the majority of the risks and rewards as being indicative of whether an entity should be consolidated.

Analysis of the Group’s policy
The Group consolidates entities that it controls according to IAS 27 paragraph 4, which states that control exists where an entity (the parent) has the power to govern the financial and operating policies of another entity and that power is used to obtain benefits from the activities of the other entity.

In determining whether an OEIC should be consolidated, the Group believes that both IAS 27 and SIC 12 are relevant. The key principle set out in SIC 12 paragraph 8 is to assess whether the substance of the relationship indicates control. OEICs are entities set up with narrow well-defined objectives, but that as a result of the ACD’s ability to select individual investments, do not operate on auto pilot. SIC 12 paragraph 10 includes as indicators of control: the activities of the OEIC, the decision making powers of the reporting entity, the rights to obtain the benefits of the OEIC and the reporting entity’s residual or ownership risks.

The activities of all OEICs are determined by their investment objectives and are conducted on behalf of the investors as a whole to generate income and/or capital returns in accordance with the investment objectives and not for the investor to control the decision making of the OEIC.

The decision making powers of an OEIC are set both at its formation, through its investment objectives and other information set out in the prospectus. On an on-going basis, the decision making powers are generally held by the ACD, within the constraints imposed at the time the fund was set up.

Benefits accrue to the reporting entity and the reporting entity is exposed to residual risk only to the extent of its holding. Where the reporting entity holds more than 50 per cent of the OEIC, it is exposed to the majority of the risks and rewards.

The Group considered these indicators in determining whether to consolidate investments in OEICs held by the Group.

Internally managed fund: the Group holds a greater than 50 per cent beneficial interest
Where the Group is the ACD and holds 50 per cent or more of the units in the OEIC, the Group has the decision-making power within the constraints of the OEIC’s prospectus and the regulations governing OEICs. For substantially all of the OEICs for which the Group is the ACD, the Group will have been involved in defining the objectives of the OEIC (ensuring that the OEICs objectives are set so as to meet customer demand). The Group is also exposed to the majority of the risks and rewards of the OEIC and hence benefits from the activities of the OEIC in accordance with SIC 12 paragraphs 10(c) and 10(d).

Accordingly, the Company consolidates OEICs for which it is the ACD and in which it holds the rights to the majority of the risks and rewards.

Internally managed funds: the Group holds a less than 50 per cent beneficial interest
Where the Group is the ACD and holds less than 50 per cent of the units in the OEIC, the Group has the decision-making power to influence the investments made by the OEIC (within the constraints of the investment and other policies of the fund and the regulations imposed by the FSA). It does not, however, have the rights to obtain the majority of the risks and rewards and, accordingly, does not consolidate the vehicle. It should be noted that in many cases these funds were set up for marketing to third party retail and institutional customers and were not solely aimed at the life funds.

Externally managed funds
The Group will not have been involved in setting up the OEIC and will not, therefore, have had the ability to influence the objectives of the OEIC. As the Group is not the ACD, it has no ability to influence the investments made by the OEIC.

Furthermore, the kick-out rights of an investor do not give control over an OEIC as ACDs cannot be removed without approval from the FSA and in many cases there are extended notice periods.

Therefore, when the Group invests in an OEIC where it is not the ACD, the investment is made solely to obtain exposure to the investment objectives of those OEICs, regardless of the ownership interest in the OEIC, which as previously noted will change from day to day as other investors buy and sell shares in the OEIC. This is consistent with the activities of the OEIC which are to generate income and/or capital on behalf of the investors as a whole.

The Group does not, therefore, consolidate externally managed funds.

Comment 5

Combined businesses basis summary, page 47

The Staff draws to the Company’s attention the Compliance and Disclosure Interpretation (C&DI) issued in respect of non-GAAP financial measures.

The Company confirms that it does not intend to include similar disclosures to that shown on pages 47 to 49 of its 2010 Form 20-F in future filings.